Exhibit 99.3

APPENDIX TO THE SUPPLEMENTAL INFORMATION OF BROOKFIELD INFRASTRUCTURE

PARTNERS L.P.

FOR THE QUARTER ENDED SEPTEMBER 30, 2008

UNAUDITED PRO FORMA FINANCIAL INFORMATION

Brookfield Infrastructure

The unaudited pro forma financial information of Brookfield Infrastructure L.P. (“Brookfield Infrastructure”) for the three- and nine-month periods ended September 30, 2008 and 2007 present Brookfield Infrastructure’s results of operations, adjusted to give effect to:

•

the transfer to Brookfield Infrastructure of a 10.7% ownership interest in Transelec Chile S.A.(“Transelec”) (which was acquired by Brookfield Asset Management Inc. (“Brookfield”) on June 30, 2006) and a 37.5% interest in Island Timberlands Limited Partnership (“Island Timberlands”) (acquired by Brookfield on May 30, 2005);

•	the transfer to Brookfield Infrastructure of interests ranging from 7% to 18% in five separate, but related, Brazilian electricity transmission investments, which are collectively referred to as TBE;

•

the transfer to Brookfield Infrastructure of a 30% interest in Longview Timber Holdings Corp.’s (“Longview”) timberland operations (which was acquired by Brookfield on April 20, 2007) reflecting adjustments to Longview’s historical financial statements for the sale by Longview of eight converting facilities and all of its manufacturing operations prior to Brookfield Infrastructure’s acquisition of its interest in Longview;

•

the transfer to Brookfield Infrastructure of a 100% ownership interest in Great Lakes Power Transmission L.P. (“Ontario Transmission”) on March 12, 2008. These operations are accounted for as a pooling of interest as they were in the common control of Brookfield, before and after the transfer. However, Brookfield Infrastructure’s historical statements include Ontario Transmission’s results prior to March 12, 2008 as income from predecessor company rather than on a line-by-line basis;

•

the additional equity investment in Transelec (made on April 3, 2008) to fund an adjustment to the original purchase price of Transelec due to an increase in the regulated asset value of our Chilean transmission operations, which resulted in an increase in Brookfield Infrastructure’s ownership interest in Transelec from 10.7% to 17.8%; and

•

the spin-off (“Spin-off”) of the Partnership’s units to Brookfield shareholders on January 31, 2008 and related transactions including entry into our Master Services Agreement with Brookfield and the issuance of preferred shares to Brookfield by Brookfield Infrastructure’s holding entity subsidiaries, as if all such transactions were completed on January 1, 2007.

The unaudited pro forma financial information has been prepared based upon currently available information and assumptions deemed appropriate. The unaudited pro forma financial information is provided for informational purposes only and may not be indicative of the results that would have occurred if the Spin-off and the other transactions above had been effected on the dates indicated nor is it necessarily indicative of future performance.

The unaudited pro forma financial information should be read together with Brookfield Infrastructure Partner L.P.’s (the “Partnership”) Supplementary Information for the quarter ended September 30, 2008 and the historical financial statements found on the Partnership’s website and included as exhibits to the Partnership’s Form 6-K filed in connection with its third quarter results press release.

All financial data in the unaudited pro forma financial information is presented in U.S. dollars and, unless otherwise indicated, has been prepared in accordance with U.S. GAAP.

13 Brookfield Infrastructure Partners | 2008 Third Quarter SUPPLEMENTAL INFORMATION

BROOKFIELD INFRASTRUCTURE

PRO FORMA STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

(unaudited, in millions of U.S. dollars)

	Historical Financials	Increase in Transelec Ownership Interest	Ontario Transmission	Other	Pro Forma
Revenues	$18.9	$—	$7.2	$—	$26.1
Cost of revenues (exclusive of depreciation expense)	(1.7)	—	(0.1)	—	(1.8)
Selling, general and administrative expenses	(11.4)	—	(0.6)	(0.8)[1]	(12.8)
Other income	0.7	—	—	—	0.7
Depreciation expense	(3.5)	—	(1.1)	—	(4.6)
Interest expense	(6.7)	—	(1.6)	—	(8.3)
Loss on disposal of property, plant and equipment	(0.8)	—	(0.4)	—	(1.2)
Earnings (losses) from equity accounted investments	(0.5)	0.5	—	—	—
Pre-acquisition income of acquired entity	2.6	—	—	(2.6)[2]	—
Dividend income	11.0	—	—	—	11.0

Net income before taxes	8.6	0.5	3.4	(3.4)	9.1
Income tax expense	(2.1)	—	(0.8)	—	(2.9)

Net income	$6.5	$0.5	$2.6	$(3.4)	$6.2

1	Adjusts for a full period of management fees payable under the Master Services Agreement
2	Eliminates income from predecessor company, as full results of Ontario Transmission are included on a line-by-line basis

Brookfield Infrastructure Partners | 2008 Third Quarter SUPPLEMENTAL INFORMATION 14

BROOKFIELD INFRASTRUCTURE

PRO FORMA STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007

(unaudited, in millions of U.S. dollars)

	Historical Financial	Equity accounted earnings Island/Transelec & Longview – Historical[1]	Ontario Transmission Operations	TBE	Increase in Transelec ownership Interest	Other	Pro Forma
Revenues	$—	$—	$27.0	$—	$—	$—	$27.0
Cost of revenues (exclusive of depreciation expense)	—	—	(3.9)	—	—	—	(3.9)
Selling, general and administrative expenses	—	—	(0.6)	—	—	(9.3)[2]	(9.9)
Other Income	—	—	(0.2)	—	—	0.7 [3]	0.5
Depreciation expense	—	—	(5.4)	—	—	—	(5.4)
Interest expense	—	—	(5.5)	—	—	(2.8)[4]	(8.3)
Earnings (losses) from equity accounted investments	—	2.9	—	—	2.6	(5.2)[5]	0.3
Pre-acquisition income of acquired entity	6.9	—	—	—	—	(6.9)[6]	—
Dividend income	—	—	—	15.5	—	—	15.5

Net income before taxes	6.9	2.9	11.4	15.5	2.6	(23.5)	15.8
Income tax expense	—	—	(4.5)	—	—	—	(4.5)

Net income	$6.9	$2.9	$6.9	$15.5	$2.6	$(23.5)	$11.3

1	Reflects Brookfield Infrastructure’s share of the earnings generated by Island Timberlands, Transelec and Longview for periods after their acquisition by Brookfield, but prior to their transfer to Brookfield Infrastructure
2	Adjusts for the management fee payable under the Master Services Agreement for nine months
3	Interest income consistent with 2008 periods
4	Adjusts for interest expense for nine months on the preferred shares outstanding
5	Adjusts for losses generated by Longview for the period from January 1, 2007 to April 19, 2007 prior to its acquisition by Brookfield
6	Eliminates income from predecessor company, as full results of Ontario Transmission are included on a line-by-line basis

15 Brookfield Infrastructure Partners | 2008 Third Quarter SUPPLEMENTAL INFORMATION

BROOKFIELD INFRASTRUCTURE

PRO FORMA STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2007

(unaudited, in millions of U.S. dollars)

	Historical Financials	Equity accounted earnings Island/Transelec & Longview – Historical[1]	Ontario Transmission Operations	TBE	Increase in Transelec ownership Interest	Other	Pro Forma
Revenues	$—	$—	$9.4	$—	$—	$—	$9.4
Cost of revenue (exclusive of depreciation expense)	—	—	(0.9)	—	—	—	(0.9)
Selling, general and administrative expenses	—	—	(0.4)	—	—	(3.2)[2]	(3.6)
Other Income	—	—	—	—	—	0.1 [3]	0.1
Depreciation expense	—	—	(1.5)	—	—	—	(1.5)
Interest expense	—	—	(1.8)	—	—	(2.0)[4]	(3.8)
Loss on disposal of property, plant and equipment	—	—	(0.4)	—	—	—	(0.4)
Earnings (losses) from equity accounted investments	—	(3.6)	—	—	0.8	—	(2.8)
Pre-acquisition income of acquired entity	2.9	—	—	—	—	(2.9)[5]	—
Dividend income	—	—	—	10.3	—	—	10.3

Net income before taxes	2.9	(3.6)	4.4	10.3	0.8	(8.0)	6.8
Income tax expense	—	—	(1.5)	—	—	—	(1.5)

Net income	$2.9	$(3.6)	$2.9	$10.3	$0.8	$(8.0)	$5.3

1	Reflects Brookfield Infrastructure’s share of the earnings generated by Island Timberlands, Transelec and Longview for periods after their acquisition by Brookfield, but prior to their transfer to Brookfield Infrastructure
2	Adjusts for the management fee payable under the Master Services Agreement for nine months
3	Interest income consistent with 2008 periods
4	Adjusts for losses generated by Longview for the period from January 1, 2007 to April 19, 2007 prior to its acquisition by Brookfield
5	Eliminates income from predecessor company, as full results of Ontario Transmission are included on a line-by-line basis

Brookfield Infrastructure Partners | 2008 Third Quarter SUPPLEMENTAL INFORMATION 16